Hallador Petroleum Company
1660 Lincoln Street, Suite 2700
Denver, CO 80264
303/839-5504 - phone
303/832-3013 - fax

January 25, 2007

Mr. Karl Hiller
Branch Chief
United States
Securities and Exchange Commission
Washington, DC 20549-7010

Re:       Hallador Petroleum Company:
Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended June 30, 2006
Form 10-QSB for the quarter ended September 30, 2006
Form 8-K/A (amendment No. 1) filed October 16, 2006

File No. 0-14731

Dear Mr. Hiller:

This letter is in response to your letter dated November 28, 2006, which we received on January 4, 2007 via fax. The information below corresponds to your numbered comments in your letter.

Form 10-KSB for the year ended December 31, 2005

General

1.	Please submit your letter of correspondence to us dated October 9, 2006 on EDGAR, as well as any future correspondence.

OUR RESPONSE:
We will comply.

2.
An amendment will be required to comply with your reporting obligations, which include filing a statement of changes in stockholders' equity, correcting the characterization of various transactions in your statements of cash flows, identifying the preparer of your oil and gas reserve information, providing details of your coal sales agreement, and correcting information about your reporting of changes in internal controls over financial reporting. These matters were detailed in prior comments 1, 2, 4, 5, 6, 8 and 9. We have provided further clarification on some of these points in this comment letter, and are requesting that you provide additional information about your accounting and disclosure for certain transactions. You may wish to submit draft amendments with proposed revisions marked to show all changes and cross referenced by comment number.

OUR RESPONSE:
Attached as Exhibit A is our Statement of Changes in Stockholders’ Equity for the two years ended December 31, 2005 which we will include as an amendment to our 2005 Form 10-KSB.

Also attached as Exhibit B is a marked copy of our Statement of Cash Flows to reflect the revisions which we will also include as an amendment to our 2005 Form 10-KSB.

We will also include the name of the preparer of our oil and gas reserves as an amendment to our 2005 Form 10-KSB. See our response to your Comment # 6 below.

You asked that we revise the wording on internal controls in our June 30, 2006 Form 10-QSB. We would rather make the change to our September 30, Form 10-QSB since we will be filing an amendment to such filing anyway. The wording we propose to use in the amendment is as follows: “There were no changes during our last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.”

Financial Statements

3.
We have read your response to prior comment one explaining that you have chosen to disregard the requirement of Item 310(a) of Regulation S-B to file a statement of changes in stockholders' equity because you do not wish to burden readers with unnecessary disclosure. As the accommodation in Rule 3-04 of Regulation S-X is not available to small business filers, we believe you will need to amend your filing to include a statement of changes in stockholders' equity covering each of your two preceding fiscal years.

OUR RESPONSE:

As mentioned above we will comply.
4.
We have read your response to prior comment two, indicating that you believe presenting the expenditure to purchase limited partner interests in Hallador Petroleum, LLP, a separate legal entity in which you held a 70 percent interest, as a $1.2 million financing cash outflow is consistent with the guidance in paragraph 20 of SFAS 95.

The guidance you should cite would generally pertain to acquisitions of your own equity securities (i.e. those of Hallador Petroleum Company), rather than those of other separate legal entities, whether or not consolidated. The guidance in paragraph 17(b) is mostly typically followed when reporting cash expenditures to acquire equity instruments of other enterprises. Tell us why you believe this guidance does not apply to you.

OUR RESPONSE:
We believe that the payments made to the limited partners in substance were more akin to a final distribution and retirement of our equity securities, as the distribution was in response to the previous sale of a significant property and minimal operations remained after that date. As a result, we did not view this as an investment or business acquisition due to the minimal operations which remained. However, we will reclassify the outlay as an investment activity in accordance with paragraph 17(b) of SFAS 95. See Exhibit B.

Note 3 - Stock Options and Bonus Plans, page 23

5.
In response to prior comment 4 you acknowledge that you did not properly report cash expenditures related to your purchase of stock options from employees in your statements of cash flows for 2004. We believe it will be necessary to amend your filing to correct your financial statements for this item. As previously advised, we believe you should disclose how you have been accounting for the options since issuance, along with details sufficient to understand the circumstances under which you decided to repurchase the earlier awards, and the manner of determining that $2.80 was the appropriate reference in calculating the amounts paid. On a related point, please also disclose the line item in your statements of operations reflecting the $1,305,000 expense in 2004, and your rationale for reporting the charge in this manner.

OUR RESPONSE:
As stated above we will file an amended cash flow statement to reflect these payments as an operating activity.

In addition we will replace the first paragraph of Note 3- Stock Options and Bonus Plans on page 23 of our 2005 Form 10-KSB with the following two paragraphs as follows:

“We account for stock options in accordance with APB 25. Accordingly, no compensation expense has been recorded for options granted as those grants have been issued with exercise prices at or above market. When we sold the Cuyama oil and gas field in August 2004 we concluded to reward our employees by giving them cash bonuses and also through purchases of their respective stock options. Because our stock is (i) traded on the OTC Bulletin Board, (ii) thinly traded and (iii) over 85% of the outstanding shares are controlled by our board members and their affiliates, our board concluded our employees would not receive a fair price if they exercised their options and then sold the stock.

On October 8, 2004, we purchased from our employees 749,273 outstanding options at a price equal to $2.80 per share less the exercise price of each option for a total amount of $1,305, 000. These options were cancelled and are available for re-issuance. All options were granted at fair value. Such amount was expensed in 2004 and is reflected in the Gain on sale of discontinued operations in the accompanying statement of operations. The $2.80 was determined by our non-employee board members and they concluded such amount represented a fair price. At December 31, 2004 there were no options outstanding."

The paragraph above answers your question regarding the location of the $1,305,000 in our statement of operations. The $1,305,000 payment was directly related to the sale of the property and in our opinion to present the payment as part of any other line item in our statement of operations is misleading.

Note 6 - Reserve Data (Unaudited), page 25

6.
We note your response to prior comment five, stating that you are not aware of any requirement to identify the individual who prepared your reserve estimates, and that you would like to understand the purpose of our request.

While there is no requirement to have information about your oil and gas reserves prepared by external parties, or to disclose instances where you have engaged third parties in this capacity, since voluntary disclosure indicating you have placed reliance on others in preparing your report may be interpreted as suggesting a division of responsibility, and given the general significance of reserve estimates to the preparation of financial statements, such disclosure should include the identity of the individual or firm rendering the service to provide a minimal degree of clarity. Of course, the expectation is that you also obtain permission from the external party in making this reference.

Since you have chosen to disclose that your oil and gas reserve estimates were prepared by a "sole-proprietor consulting petroleum engineer," further clarification is appropriate.

OUR RESPONSE:
Thank you for explaining the staff’s position. As mentioned above we will disclose in Note 6 that Edwin James, a sole-proprietor, prepared the oil and gas reserve report.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Financial Statements

Balance Sheet, page 2

7.
We have read your response to prior comment seven in which you indicated that you have assigned a value of $1.5 million to your guarantee of Sunrise's $30 million line of credit, and recorded that item as an investment in Sunrise as of June 30, 2006 in accordance with FIN 45. However, it is unclear why you have recorded this amount as an asset on your balance sheet, rather than as a liability. Please submit the analysis that you prepared under FIN 45 in support of your accounting treatment.

OUR RESPONSE:
The amount recorded on our balance sheet is reflected as a long-term liability and in accordance with paragraph 11 (c) of FIN 45 we reflected the offset as an investment in Sunrise as this guarantee was in contemplation of a significant investment in Sunrise, which was actually consummated on July 31, 2006.

Management's Discussion and Analysis, page 8

8.
We note your response to prior comment 8, indicating that you believe the coal agreement is not significant. We believe that it will be necessary to revise your disclosure to provide further details of your arrangement, and to clarify your views on significance. Please ensure that you identify the parties to the contract and explain which party will be paying the $0.10 to $0.25 per ton figures mentioned in your reply, and which party will be selling the coal at $27 per ton. As you describe the agreement as a settlement, the nature of the claim being settled should be clear. Please revise accordingly.

OUR RESPONSE:
At the time of filing the June 30 Form 10-QSB we did not know the particulars of the settlement discussions between Sunrise and Indiana Power and Light (IPL) and were under the impression that the ultimate outcome would not be all that significant to Sunrise.

In October when we responded to your first comment letter we stated in our response our understanding of the proposed settlement with IPL. Sunrise is still in negotiations with IPL.

In our September 30, 2006 Form 10-QSB, we recorded as a liability an estimate of the discounted contract termination obligation (using a discount factor of 8.5%). The proposed settlement agreement has a term equal to the life of the recoverable reserves which we estimate to be twenty years. We estimate the current portion to be $92,000 and the long-term portion to be $3,873,000. Based on current negotiations the amounts will be satisfied via an arrangement with IPL where we will reduce the contract price by ten cents for the first two years and then twenty-five cents thereafter as IPL makes payments to Sunrise. We believe it is probable that Sunrise has incurred a liability and that $3,965,000 is our best estimate of the amount.

What follows are the words we will replace for the first sentence of the last paragraph of Note 5, page 11 just above the section labeled - “Pro Forma Results of Operations (Unaudited)”:

“We recorded as a liability an estimate of the discounted contract termination obligation (using a discount factor of 8.5%). The proposed settlement agreement has a term equal to the life of the recoverable reserves which we estimate to be twenty years. We estimate the current portion to be $92,000 and the long-term portion to be $3,873,000. Based on current negotiations the amounts will be satisfied via an arrangement with IPL where we will reduce the contract price by ten cents for the first two years and then twenty-five cents thereafter as IPL makes payments to Sunrise. We believe it is probable that Sunrise had incurred a liability and that $3,965,000 is our best estimate of the amount.”

In addition, we will delete the second and third sentence of the second paragraph of our MD&A on page 15 of our September 30, 2006 Form 10-QSB and include the above paragraph. Consequently, we will make the disclosure twice.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Financial Statements

Note 5 - Sunrise Coal Acquisition, page 10

9.
We note your disclosure under point (g) on page 25 of the Form 8-K/A that you filed on October 16, 2006, indicating that Sunrise Coal LLC issued shares to Yorktown Energy Partners VI, L.P. in conjunction with your $7 million advance. Expand that disclosure and the related information under this heading to specify the total number of outstanding Sunrise Coal LLC shares immediately before and after this issuance. Also disclose the manner by which you hold your 60 percent interest. It should be clear whether you have acquired shares that were already outstanding or whether additional shares were issued.

On a related point, please clarify in the disclosure that net proceeds from Hallador were $2.5 million, as indicated by your disclosure on page 13 of the Form 8-K/A that you filed on October 16, 2006, if true. Please be sure to describe the transaction giving rise to the $5 million payable offsetting the $7.5 million figure.

OUR RESPONSE:
Pursuant to our telephone conversation on Thursday, January 11, 2006 the first paragraph of this comment was dropped.

With regard to the second paragraph of your Comment # 9, we will replace the third sentence of the second paragraph with, “Of the $20.5 million, $7.5 million was paid to Sunrise at closing and was used to develop the Carlisle mine and to extinguish a $5 million note payable to Hallador.”

10.
Please disclose under this heading the terms and status of the long-term contract to supply coal mentioned on page 11 of the Form 8-K/A that you filed on October 16, 2006. Also address your productive capabilities, with reference to historical levels of production, relative to your obligations under the contract. The disclosure in the Form 8-K/A should also be expanded to include the accounting methodology applied and the rationale.

OUR RESPONSE:
In our telephone conversation on January 11, 2006 you asked if our coal contracts were derivatives. Based on our reading of the coal contract between Sunrise and Indiana Power and Light (IPL) these contracts do not meet the definition of a derivative as defined by SFAS 133. Paragraph 6 of such standard lists the three requirements and we do not meet the third one, item 6(c) in that the contracts do not require or permit net settlement.

We will replace the paragraph in Note 3 under Long-term contracts on page 9 of our September 30, Form 10-QSB with the following:

"In January 2006, Sunrise entered into a contract with Indiana Power and Light (IPL) to deliver 800,000 tons per year (66,000 tons per month) through December 31, 2013. The Carlisle mine is under development and coal sales are not to commence to IPL until July 1, 2007. The contract does not require or permit net settlement and, therefore, is not a derivative. We estimate the mine to have 35 million ton of recoverable and saleable proved reserves. We do not expect any problems meeting this delivery requirement. Coal mining is subject to conditions and events beyond our control which could result in higher operating expenses or decreased production and adversely affect our operating results. Adverse operating conditions and events that we may experience include: unexpected variations in geological conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit; mining and processing equipment failures and unexpected maintenance problems; interruptions due to transportation delays; accidental mine water discharges, fires, explosions or similar mining accidents and shortage of qualified labor."

We do not deem it necessary to discuss the particulars of the long-term contract disclosed in Note 3 on page 11 of the Form 8-K/A as such contract was voided due to the closing of the Howesville mine as disclosed in Note 6 on page 13.

11.
Disclose the extent to which the unfunded commitment to expend an additional $13 million on the activities of Sunrise Coal LLC is reflected in the amounts you recorded in applying purchase accounting. Also disclose the amount of the contract termination obligation that is reflected in the liabilities assumed in your acquisition, and the assumptions you have made in assigning this value.

OUR RESPONSE:
None of the $13 million was recorded in applying purchase accounting. All of the contract termination obligation was recorded and considered in applying purchase accounting. Please read our response to Comment # 8 above.

Note 6 - Investment in Savoy, page 11

12.
Please expand your disclosure to explain how the sale of 1,893,000 common shares to Yorktown Energy Partners VI, L.P. factored into our purchase of the 32 percent interest in Savoy Energy LLP for that entity.

OUR RESPONSE:
The $2.20 price was arrived at based on negotiations we had with Yorktown VI that began in March 2005. As we explained in response to Comment # 5 above we are of the opinion that the price our stock as listed on the OTC Bulletin Board does not always reflect fair value. Nevertheless, about this time, in a private transaction adult family members of David Hardie, the Chairman of our BODs, sold 432,000 shares of their Hallador stock to Mr. Lubar for $2.25. It is our understanding that Bryan Lawrence, one of our board members, introduced Mr. Lubar to the family members. Mr. Lubar currently owns about 7% of our stock. The negotiations with Yorktown VI which resulted in the $2.20 share price, for Hallador stock also took into account the relative value placed on the 32% interest in Savoy that Hallador purchased from Yorktown II.

Attached as Exhibit C is a schedule listing by dates the volume and price of our stock from June 2004 through December 2005, the date we sold our shares to Yorktown.

Management's Discussion and Analysis, page 15

13.
We see that you are reporting coal reserves of 35 million tons; and understand from your disclosure on page 7 that you are utilizing the units-of-production method of amortizing various mine related costs, including those associated with mine development, asset retirement obligations, and leases. Given the apparent significance of your newly acquired coal mining operation, and that you have not previously reported information about the underlying properties, please amend your filing to disclose the information required under Industry Guide 7 for companies engaged in mining operations. Also, submit documentation supporting your characterization of the quantities reported as reserves.

OUR RESPONSE:
We will comply. What follows is the disclosure we propose to include in an amendment to our MD&A.

We will add the following paragraph to the section Carlisle Mine of our MD&A on page 15:

"A wash plant will be constructed to bring the coal to a saleable condition. Conveyor belts will be installed in the mine and on the slope to carry the raw coal to the wash plant. Load out facilities will be constructed in order to load the clean coal on to trucks and eventually on to rail cars. The Carlisle Mine is located in the SW area of Sullivan County in the state of Indiana. Trucks and eventually rail (CSX) will move the coal to market. Since this is a new mine basically all the mining equipment is new. The mine will be powered by electricity from the local utility. Our right to mine coal is from ten-year coal leases held by production for perpetuity. Management of Sunrise has been in the coal business for the past 30 years concentrating in the Southwest area of Indiana. We estimate the recoverable proved reserves to be 35 million tons. Such estimates were prepared by Mr. Sam Elder, a mining engineer with 20 years of experience. Mr. Elder is an employee of Sunrise.”

A copy of our reserve report which includes maps, all of which are confidential, is being furnished to staff as supplemental information and should not be available to the public.

Form 8-K/A Filed October 16, 2006

Pro Forma Financial Statements, page 21

14.	Expand all disclosures of your pro forma adjustments to include your rationale for making each adjustment.

OUR RESPONSE:
We will comply. Attached as Exhibit D is a marked page that reflects the expanded disclosure.

15.
Given that you have described the agreement as requiring contributions to Sunrise Coal LLC of $13 million, an entity that you have undertaken to consolidate, explain your presentation of the "future required contributions" as a liability. Please read the conceptual information in paragraphs 36 through 40 of CON 6, and cite the applicable features of the arrangement when preparing your response to this comment.

OUR RESPONSE:
As we discussed in our telephone conversation of January 11, 2007 we will revise the pro forma adjustments to reflect the $13 million as a reduction of cash. See Exhibit D.

16.	Disclose the amount of the impairment charge related to the Howesville Mine recognized in June 2006, referenced on page 13.

OUR RESPONSE:
We will add the words “of approximately $5 million” to the second sentence under the heading Howesville Mine. Such sentence will read, “This will result in an impairment charge to operations of approximately $5 million during the second quarter of 2006. “

17.
We note you have included a pro forma adjustment for your acquisition of an equity interest in Savoy Energy, L.P., although you have made no mention of this in the introductory language on page 21. Please amend your filing to include the information specified in Rule 11-02 of Regulation S-X. The manner by which you have calculated your pro forma adjustment, including the amortization mentioned on page 12 of your Form 10-QSB covering the quarter ended September 30, 2006, should be clear. Submit the financial statements of Savoy Energy, L.P., which you relied upon in preparing this adjustment, and provide any underlying calculations.

OUR RESPONSE:
We will comply.

Attached as Exhibit D are the new pages marked to show the words we added.

Attached as Exhibit E are Savoy’s financial statements for the year ended December 31, 2005. Our 32% share of Savoy’s $4.8 million in net income computes to the $1.5 million pro forma adjustment. We have augmented footnote (h) with the following:

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Included in Savoy's net income of $4,807,000 was a gain on sale of oil and gas properties of $3,133,000 of which $1,003,000 would be attributable to Hallador's 32% ownership interest. We have reflected a $239,000 pro forma adjustment for the amortization of purchase price in excess of our share of the underlying equity in Savoy in the unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005 and included disclosure of the computation in the notes for unaudited Pro Forma Consolidated Financial Statements.

18.
Given the disparity between the historical property values of Sunrise Coal, LLC, and the amounts you have ascribed to property, disclose the reasons you found it unnecessary to provide a pro forma adjustment for DD&A. On a related point, please also disclose the reserve quantities held by the entity, which comply with the definitional criteria set forth in Industry Guide 7 for mining companies.

OUR RESPONSE:
We will add the following two paragraphs below the table in Note (b) to the Notes to Unaudited Pro Forma Consolidated Financial Statements:

“All property, plant, and equipment costs are associated with the Carlisle mine that is under development and, consequently, has no impact on pro forma depreciation and amortization.

Recoverable proved reserves attributable to the Carlisle mine are estimated to be 35 million tons.”

See Exhibit D for the marked wording.

* * * * * * * *

Upon final resolution of the comments we will file the necessary amendments to our filings.

* * * * * * * *

We acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in our filings.

2.	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please return the enclosed maps and reserve report that are marked CONFIDENTIAL for the Carlisle Mine when you have finished reviewing. I have enclosed a return self-addressed, Federal Express envelope for your convenience.

Yours truly,

/S/VICTOR P. STABIO

President and CEO

EXHIBIT A

Statement of Stockholders' Equity
(In thousands)

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total

Balance December 31, 2003	$71	$18,061	$(14,495)	$3,637

Net Income	-	-	9,870	9,870

Balance December 31, 2004	71	18,061	(4,625)	13,507

Proceeds from Stock Sale (1,893,169 shares)	19	4,146	-	4,165

Retirement of Hallador Petroleum, LLP minority interest	-	-	1,722	1,722

Net Income	-	-	162	162

Balance December 31, 2005	$90	$22,207	$(2,741)	$19,556

See accompanying notes.

EXHIBIT B
Consolidated Statement of Cash Flows
(in thousands)
	Years ended December 31,
	2005	2004
Cash flows from operating activities:
Net income	$162	$9,870
Equity loss in CELLC	103
Depreciation, depletion, and amortization	43	721
Minority interest	66	4,695
Impairment of undeveloped properties	183	144
Change in accounts receivable	(1,197)	812
Gain on sale of discontinued operations exclusive of $1,705 of bonuses paid in connection with sale		(16,905)
Discontinued operations	(407)
Change in payables and accrued liabilities	1,235	(623)
Income taxes payable	(92)	300
Key employee bonus plan		(253)
Other	10	90
Net cash provided by (used in) operating activities	106	(1,149)

Cash flows from investing activities:
Proceeds from property sale (Cuyama)*	3,538	18,110
Investment in COALition	(326)
Investment in Savoy	(4,205)
Acquisition of Hallador Petroleum LLP minority interests	(1,200)
Decrease in bonds	252
Properties	(4,696)	(253)
Prospect sale	1,616
Other assets	(35)	(100)
Net cash (used in) provided by investing activities	(5,056)	17,757

Cash flows from financing activities:
Distributions to limited partners	(6,881)
Stock sale to Yorktown Energy VI, L.P.	4,165
Net cash used in financing activities	(2,716)

Net (decrease) increase in cash and cash equivalents	(7,666)	16,608
Cash and cash equivalents, beginning of year	19,927	3,319
Cash and cash equivalents, end of year	$12,261	$19,927

Taxes paid	$225	$785
------------------------
* In 2004 we received a $3,500,000 note receivable in connection with the sale of Cuyama, which was a non-cash investing activity.

  See accompanying notes.

EXHIBIT C
Hallador Petroleum Company Common Stock Trades
Trades and Quotes obtained from Yahoo Finance.
Symbol - HPCO.ob

Date	Open	High	Low	Close	Volume
21-Dec-05	3.25	3.25	3.25	3.25	100
16-Dec-05	3.1	3.1	3.1	3.1	200
14-Dec-05	3.28	3.28	3	3	4300
13-Dec-05	3.35	3.35	3.35	3.35	200
12-Dec-05	3.2	3.2	3.2	3.2	100
8-Dec-05	3.1	3.1	3.1	3.1	400
6-Dec-05	3.1	3.1	3.1	3.1	200
2-Dec-05	2.7	3.3	2.7	3	3600
1-Dec-05	2.75	2.95	2.75	2.75	4200
30-Nov-05	2.75	2.75	2.5	2.5	1600
25-Nov-05	2.2	2.2	2.2	2.2	100
23-Nov-05	2.15	2.15	2.15	2.15	700
22-Nov-05	2.5	2.5	2	2.1	3800
21-Nov-05	2.57	2.57	2.55	2.55	5000
18-Nov-05	2.6	2.6	2.55	2.55	800
16-Nov-05	2.7	2.7	2.7	2.7	500
15-Nov-05	2.55	2.75	2.55	2.69	1300
14-Nov-05	3.01	3.01	3	3	3100
10-Nov-05	3.25	3.25	3.25	3.25	700
8-Nov-05	3.4	3.4	3.4	3.4	300
3-Nov-05	3.25	3.25	3.25	3.25	200
2-Nov-05	3.25	3.25	3.25	3.25	200
1-Nov-05	3.25	3.25	3.25	3.25	400
31-Oct-05	3.25	3.25	3.25	3.25	100
27-Oct-05	3.25	3.25	3.25	3.25	100
26-Oct-05	3.01	3.01	3.01	3.01	100
20-Oct-05	3.25	3.25	3.25	3.25	100
10-Oct-05	3.05	3.05	3.05	3.05	200
5-Oct-05	3.99	3.99	3.99	3.99	300
4-Oct-05	3.05	3.05	3.05	3.05	100
30-Sep-05	3	3	3	3	300
27-Sep-05	3.8	3.8	3.8	3.8	100
23-Sep-05	3.8	3.8	3.8	3.8	800
22-Sep-05	3.96	4	3.8	3.9	3500
21-Sep-05	3.5	3.9	3.5	3.9	4000
20-Sep-05	2.6	3	2.6	3	1200
16-Sep-05	3	3	3	3	5200
15-Sep-05	2.83	2.83	2.55	2.55	1700
13-Sep-05	2.75	2.8	2.75	2.8	700
12-Sep-05	2.75	2.75	2.75	2.75	4900
8-Sep-05	3.25	3.25	3.25	3.25	500
7-Sep-05	3	3.6	3	3	2700
6-Sep-05	3.5	3.75	3	3	3300
2-Sep-05	4	4	3.5	3.5	1200
1-Sep-05	5	5.25	4	4	5200
31-Aug-05	5	5.5	5	5	3100
30-Aug-05	4.5	5	4.5	5	1100
26-Aug-05	4.5	8	3.6	3.85	6000
25-Aug-05	3.6	4.5	3.5	4	4700
24-Aug-05	3.5	3.55	3.3	3.45	2900
23-Aug-05	2.8	3.5	2.8	3.4	8600
22-Aug-05	2.75	2.8	2.75	2.8	400
17-Aug-05	2.3	2.6	2.3	2.6	400
16-Aug-05	2.8	2.8	2.8	2.8	100
15-Aug-05	2.5	2.8	2.5	2.8	2200
12-Aug-05	2.5	2.5	2.5	2.5	300
1-Aug-05	2.25	2.25	2.25	2.25	1500
22-Jul-05	2.25	2.25	2.1	2.1	1300
8-Jul-05	2.07	2.07	2.07	2.07	100
28-Jun-05	1.75	2.06	1.75	2.06	600
17-Jun-05	2.25	2.25	2.25	2.25	1000
14-Jun-05	2.25	2.25	2.25	2.25	1000
6-Jun-05	2	2	2	2	500
1-Jun-05	2	2	2	2	0
31-May-05	2	2	2	2	500
20-May-05	1.8	1.8	1.8	1.8	1000
6-May-05	2.25	2.25	2.25	2.25	13523	PRIVATE PARTY TRANSACTION
3-May-05	2.3	2.3	1.8	1.8	8900
29-Apr-05	2.3	2.3	2.3	2.3	300
25-Apr-05	2.3	2.3	2.3	2.3	2500
22-Apr-05	2.3	2.3	2.3	2.3	500
21-Apr-05	2.3	2.3	2.3	2.3	100
19-Apr-05	3	3	3	3	100
18-Apr-05	2.3	3	2.3	3	800
15-Apr-05	2.3	2.3	2.3	2.3	500
13-Apr-05	2.3	2.3	2.3	2.3	1000
12-Apr-05	2.3	2.3	2.3	2.3	100
8-Apr-05	3.4	3.4	3.4	3.4	500
7-Apr-05	2.95	3.4	2.95	3.4	6100
4-Apr-05	2.25	2.25	2.25	2.25	247946	PRIVATE PARTY TRANSACTION
16-Mar-05	2.25	2.25	2.25	2.25	170552	PRIVATE PARTY TRANSACTION
22-Feb-05	2.1	2.1	2.1	2.1	400
17-Feb-05	2.11	2.11	2.11	2.11	300
11-Jan-05	2.1	2.15	2.1	2.15	2300
28-Dec-04	2.1	2.1	2.1	2.1	1600
23-Dec-04	2.5	3.05	2.5	3.05	2200
20-Dec-04	2.15	2.15	2.15	2.15	300
16-Dec-04	2.15	2.15	2.15	2.15	300
15-Nov-04	2.15	2.2	2.15	2.2	400
2-Nov-04	2.75	2.75	2.15	2.15	400
26-Oct-04	2.2	2.2	2.2	2.2	300
20-Oct-04	2.2	2.2	2.2	2.2	1000
19-Aug-04	2.5	2.5	2.5	2.5	500
5-Aug-04	2.5	2.5	2.5	2.5	200
30-Jul-04	2.5	2.7	2.5	2.7	1000
26-Jul-04	2.25	2.75	2.1	2.7	1200
15-Jun-04	3	3	3	3	500
4-Jun-04	2.8	3	2.8	3	200
3-Jun-04	2.8	2.8	2.8	2.8	100

Exhibit C, page 2

EXHIBIT D

(b)	Pro forma financial information.

The unaudited pro forma financial statements as of and for the three months ended March 31, 2006, and for the year ended December 31, 2005, are below and give effect to the acquisition of  a 60% interest in Sunrise Coal, LLC ("Sunrise") by Hallador Petroleum Company (the "Company").

On July 31, 2006, the Company acquired a 60% interest in Sunrise for $20,500,000. The terms of the agreement required the Company to have contributed $7,500,000 as of the date of acquisition.  The Company will contribute additional capital of $13,000,000 over a period through no later than December 31, 2007.

The unaudited pro forma consolidated balance sheet was prepared as though the transaction had occurred on March 31, 2006.

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2006 was prepared as though the transaction occurred on January 1, 2005 and includes the following:

•འའ	The acquisition of the 60% interest in Sunrise; and

•འའ	The sale of Hallador common stock to Yorktown to fund the acquisition of the 60% interest in Sunrise.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005, was prepared as though the transaction occurred on January 1, 2005 and includes the following:

•འའ	The acquisition of the 60% interest in Sunrise.

•འའ	The acquisition of the 32% interest in Savoy from Yorktown; and

•འའ	The sales of Hallador common stock to Yorktown to fund the acquisition of the 60% interest in Sunrise and the 32% interest in Savoy.

Adjustments for these transactions are reflected in the notes to the unaudited pro forma financial statements. You should read the unaudited pro forma financial statements and accompanying notes along with the historical financial statements included in the Company’s previous filings with the Securities and Exchange Commission, and the audited and unaudited Sunrise financial statements included above.

The pro forma statements of operations were derived by adjusting the historical financial statements of the Company. The adjustments were based on currently available information. The actual adjustments, therefore, may differ from the pro forma adjustments. We believe, however, that the adjustments provide a reasonable basis for presenting the significant effects of the transactions described above. The unaudited pro forma financial statements do not purport to present the Company’s results of operations had the acquisition or the other transaction actually been completed as of the dates indicated.  Moreover, the statements do not project our financial position or results of operations for any future date or period.

Exhibit D, page 1

EXHIBIT D continued
Hallador Petroleum Company
Unaudited Pro Forma Condensed Consolidated Balance Sheet
March 31, 2006

	Hallador	Sunrise	Adjustments		Pro Forma
Current assets:
Cash	$12,203,000	$1,662,366	$(500,000)	(b)	$365,366
			(13,000,000)	(b)
Accounts receivable - trade	919,000	691,840			1,610,840
Accounts receivable - Sunrise	7,083,000	-	(7,083,000)	(a)	-
Inventory	-	36,756	-		36,756
Prepaid expenses	-	83,370	-		83,370
Total current assets	20,205,000	2,474,332	(20,583,000)		2,096,332

Property, plant and equipment	5,368,000	18,457,775	13,500,000	(b)	40,835,576
			3,413,131	(c)
			96,670	(f)
Accumulated depreciation, depletion and amortization	(1,790,000)	(728,000)	-		(2,518,000)
Property, plant and equipment, net	3,578,000	17,729,775	17,009,801		38,317,576
Other assets:
Equity investments	4,786,000	-	-		4,786,000
Advance royalties	-	135,534	-		135,534
Other	271,000	29,373	-		300,373
Deferred financing costs, net	-	96,670	(96,670)	(f)	-
Total other assets	5,057,000	261,577	(96,670)		5,221,907

Total assets	$28,840,000	$20,465,684	$(3,669,869)		$45,635,815

Current liabilities:
Accounts payable and accrued liabilities	1,735,000	1,844,815	(83,000)	(a)	3,496,815
Asset retirement obligations	-	615,000	-		615,000
Income taxes payable	292,000	-	-		292,000
Total current liabilities	2,027,000	2,459,815	(83,000)		4,403,815

Long-term liabilities:
Notes payable - financial institutions	-	14,419,000	-		14,419,000
Notes payable - Hallador	-	7,000,000	(7,000,000)	(a)	-
Notes payable - members	-	2,500,000	(2,500,000)	(c)	-
Total long-term liabilities	-	23,919,000	(9,500,000)		14,419,000

Total liabilities	2,027,000	26,378,815	(9,583,000)		18,822,815

Shareholders’ equity/members’ deficit	26,813,000	(5,913,131)	5,913,131	(c)	26,813,000

Total liabilities and shareholders’ equity/members deficit	$28,840,000	$20,465,684	$(3,669,869)		$45,635,815
See accompanying notes

Exhibit D, page 2

Exhibit D - continued
Hallador Petroleum Company
Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the year ended December 31, 2005

	Hallador	Sunrise	Adjustments		Pro Forma

Revenue:
Oil and gas sales	$1,102,000	$-	$-		$1,102,000
Coal sales	-	871,062	-		871,062
Interest income	544,000	-	-		544,000
Equity investment income	-	-	1,538,000	(h)	1,299,000
	-	-	(239,000)	(j)	-
	1,646,000	871,062	1,299,000		3,816,062
Expenses:
Lease operating expenses	227,000	-	-		227,000
Cost of coal sales	-	3,476,988	-		3,476,988
Depreciation, depletion and amortization	43,000	175,000	-		218,000
Impairment	183,000	-	-		183,000
Selling, general and administrative expenses	612,000	767,305	-		1,379,305
Other expenses	160,000	24,120	-		184,120
	1,225,000	4,443,413	-		5,668,413

Income (loss) from continuing operations	421,000	(3,572,351)	1,299,000		(1,852,351)

Other income (expense):
Interest expense	-	(347,939)	-		(347,939)
Amortization of deferred financing costs	-	(8,056)	-		(8,056)
Miscellaneous income	-	57,820	-		57,820
Total other income (expense)	-	(298,175)	-		(298,175)

Income (loss) from continuing operations before minority interest	421,000	(3,870,526)	1,299,000		(2,150,526)
Minority interest	(84,000)	-	-		(84,000)
Income (loss) from continuing operations before taxes	337,000	(3,870,526)	1,299,000		(2,234,526)
Income tax - current	(145,000)	-	145,000	(e)	-
Income (loss) from continuing operations	$192,000	$(3,870,526)	$1,444,000	(d)	$(2,234,526)

Income (loss) from continuing operations per share	$.03				$(.18)
Weighted average shares outstanding	7,155,000		3,181,816	(g)	12,229,985
			1,893,169	(i)

See accompanying notes.

Exhibit D - page 3

EXHIBIT D Continued
Hallador Petroleum Company
Notes to Unaudited Pro Forma Consolidated Financial Statements

(a)	Eliminate intercompany receivable and payable, and accrued interest receivable and payable, to consolidate Sunrise Coal, LLC with Hallador Petroleum Company,
(b)
Reflect acquisition by Hallador of a 60% interest in Sunrise Coal, LLC for $20,500,000, including initial injection of cash of $7,500,000 (of which $7,000,000 was previously contributed in the form of a note that was extinguished at the date of acquisition), additional amounts to be contributed of $13,000,000.

The purchase consideration and purchase price allocation are as follows:

Purchase Price
Cash paid	$7,500,000
Future required contributions	13,000,000
Liabilities assumed	16,878,815
37,378,815
Purchase Price Allocation
Current assets	2,474,332
Property, plant and equipment	34,771,560
Other assets	132,923
$37,378,815

All property, plant and equipment costs are associated with the Carlisle mine that is under development and, consequently, has no impact on pro forma depreciation, depletion and amortization.

  Recoverable proved reserves attributable to the Carlisle mine are estimated to be 35 million tons.

(c)
Eliminate predecessor entity accumulated deficit in excess of contributed capital at the date of acquisition with a corresponding charge to property, plant and equipment, in accordance with purchase accounting.

(d)	Eliminate intercompany interest income and interest expense to consolidate Sunrise Coal, LLC with Hallador Petroleum Company.

(e)	Eliminate income tax expense as losses of Sunrise Coal, LLC exceeded income from Hallador Petroleum Company.

(f)	To expense deferred financing costs. as required by EITF 96-19.

(g)	To reflect the additional shares issued to Yorktown Energy Partners VI, L.P. used to fund the $7,000,000 advance to Sunrise Coal, LLC.

(h)
Equity in income of Savoy Energy, L.P. (Savoy) equal to the product of Savoy's net income of $4,807,000 and Hallador's 32% ownership interest.   Included in Savoy's net income of $4,807,000 was a gain on sale of proved properties of $3,133,000, of which $1,003,000 would be attributable to Hallador's 32% ownership interest.

(i)	To reflect the additional shares issued to Yorktown Energy Partners VI, L.P. for which proceeds were used to partially fund the acquisition of Hallador's 32% interest in Savoy.

Exhibit D, page 4

(j)
Hallador Petroleum Company’s purchase price exceeded its pro rata share of the equity of Savoy Energy, L.P. The excess was attributed to Savoy’s oil and gas properties. The adjustment reflects the depreciation, depletion and amortization of the excess based on Savoy Energy, L.P.’s weighted average units of production rate during the period.

Hallador Petroleum Company purchase price	$4,165,000
Equity of Savoy Energy, L.P. as of January 1, 2005	10,442,000
Hallador Petroleum Company’s percentage of equity interest	32%
Pro rata share of the equity of Savoy Energy, L.P.	3,341,000
Excess cost	824,000
Weighted average units of production rate	29%
Amortization of excess cost	$ 239,000

Exhibit D, page 4

EXHIBIT E

	SAVOY ENERGY, L.P.
	(A Limited Partnership)

	Balance Sheets

December 31,	2005	2004

Assets

Current Assets
Cash and equivalents (Note 1)	$8,397,095	$5,008,787
Receivables:
Joint interest owners (Note 1)	2,294,546	1,107,999
Net revenue (Note 1)	514,195	287,765
Oil and gas equipment inventory (Note 1)	1,143,871	1,016,664
Prepaid expenses	43,589	43,266

Total Current Assets	12,393,296	7,464,481

Oil and Gas Properties (Notes 1 and 6)
Proved properties	10,249,744	8,014,763
Unproved properties	991,583	1,164,047

	11,241,327	9,178,810
Less accumulated depreciation, depletion and amortization	(4,699,808)	(3,731,489)

Net Oil and Gas Properties	6,541,519	5,447,321

Other Assets
Office furniture, equipment and leasehold improvements less accumulated depreciation
and amortization of $116,286 in 2005 and $103,582 in 2004 (Note 1)	30,428	39,546

Drilling equipment, less accumuilated depreciation of $882,107 in 2005 and
$320,766 in 2004 (Notes 1 and 4)	1,684,022	2,245,363
Cash bonds (Note 5)	50,000	50,000

Total Other Assets	1,764,450	2,334,909

Total Assets	$20,699,265	$15,246,711

Ehibit E, page 1

SAVOY ENERGY, L.P.
(A Limited Partnership)

Balance Sheets

December 31,	2005	2004

Liabilities and Partners' Capital

Current Liabilities
Accounts payable:
Trade	$1,805,949	$1,725,868
Revenue distribution	1,518,518	574,975
General partner (Note 2)	109,430	133,135
Current maturities of long-term debt (Note 4)	422,387	405,680

Total Current Liabilities	3,856,284	2,839,658

Asset Retirement Obligations (Note 5)	348,937	290,042

Long-Term Debt, less current maturities (Note 4)	1,244,603	1,675,463

Total Liabilities	5,449,824	4,805,163

Commitments and Contingencies (Note 6)

Partners' Capital (Note 6)
General partner	6,848,557	4,610,194
Limited partners	9,745,365	7,132,878

	16,593,922	11,743,072
Less capital contributions receivable from limited partners (Note 1)	(1,344,481)	(1,301,524)

Total Partners' Capital	15,249,441	10,441,548

Total Liabilities and Partners' Capital	$20,699,265	$15,246,711

Exhibit E, page 2

	SAVOY ENERGY, L.P.
	(A Limited Partnership)

	Statements of Operations
Year Ended December 31,	2005	2004

Net Revenues (Note 1)
Oil and gas	$4,353,578	$3,381,414
Drilling rig rental income	1,017,809	332,500
Overhead and management fees	136,385	70,971
Other	521,812	178,732
Total Net Revenues	6,029,584	3,963,617

Expenses (Note 2)
Oil and Gas Operations:
Depreciation, depletion and amortization	1,537,847	2,198,387
Lease operating costs	830,574	695,378
Severance taxes	261,686	190,756
Other	36,235	59,171
Total Oil and Gas Operations	2,666,342	3,143,692

Exploration:
Dry hole costs	464,762	910,935
Impairments and expired lease costs	184,336	419,336
Geological and geophysical	165,417	537,631
Carrying undeveloped properties	148,648	120,800
Other	95,213	91,656
Total Exploration	1,058,376	2,080,358

General and Administrative:
Administrative services	419,720	462,631
Rent	68,854	64,985
Office expense	60,998	70,991
Professional fees	60,997	110,400
Dues, subscriptions and licenses	14,750	13,092
Travel and entertainment	5,802	12,355
Depreciation and amortization	5,152	5,587
Other	3,268	2,780
Total General and Administrative	639,541	742,821

Total Expenses	4,364,259	5,966,871

Net Revenues Less Expenses	1,665,325	(2,003,254)

Other Income
Gain on sale of proved properties (Note 1)	3,133,428	10,000
Interest, net	9,140	7,175
Total Other Income	3,142,568	17,175

Net Income (Loss)	$4,807,893	$(1,986,079)

Exhibit E, page 3

Savoy Energy, L. P.
(A Limited Partnership)

Statements of Cash Flows
Year Ended December 31,	2005	2004

Operating Activities
Net income (loss)	$4,807,893	$(1,986,079)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	1,542,999	2,203,974
Accretion of discount on asset retirement obligation	13,716	10,342
Gain on sale of proved properties	(3,133,428)	(10,000)
Impairments and expired lease costs	184,336	419,336
Changes in operating assets and liabilities that provided (used) cash:
Decrease (increase) in:
Receivables	(1,412,977)	(621,554)
Oil and gas equipment inventory	(127,207)	(204,889)
Prepaid expenses	(323)	7,268
Increase (decrease) in:
Accounts payable	999,919	1,211,032
Accrued distributions	-	(328,530)
Net Cash Provided by Operating Activities	2,874,928	700,900
Investing Activities
Proceeds from sale of proved properties	3,821,493	10,000
Additions to oil and gas properties	(2,890,375)	(1,620,409)
Additions to office and drilling equipment	(3,585)	(2,588,714)
Net Cash Provided by (Used in) Investing Activities	927,533	(4,199,123)
Financing Activities
Principal payments on long-term debt	(414,153)	(218,857)
Proceeds from long-term debt borrowings	-	2,300,000
Net Cash Provided by (Used in) Financing Activities	(414,153)	2,081,143
Net Increase (Decrease) in Cash and Equivalents	3,388,308	(1,417,080)
Cash and Equivalents, at the beginning of the year	5,008,787	6,425,867
Cash and Equivalents, at the end of the year	$8,397,095	$5,008,787
Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$107,954	$42,165
Supplemental Schedule of Non-Cash Activities
Investing - Asset retirement obligations	$45,179	$72,867
Financing - Accrued interest on capital contributions receivable from limited partners	$42,957	$41,585

Exhibit E, page 4

		SAVOY ENERGY, L.P.
		(A Limited Partnership)

		Statements of Partners' Capital

			Capital
	General	Limited	Contributions
	Partner	Partners	Receivable	Total

Balances, at January 1, 2004	$5,534,833	$8,152,733	$(1,259,939)	$12,427,627

Add (deduct)
Net Loss for the year	(924,639)	(1,061,440)	-	(1,986,079)
Accrued interest on capital contributions receivable from limited partners		41,585	(41,585)

Balances, at December 31, 2004	4,610,194	7,132,878	(1,301,524)	10,441,548

Add (Deduct)
Net income for the year	2,238,363	2,569,530	-	4,807,893
Accrued interest on capital contributions receivable from limited partners		42,957	(42,957)

Balances, at December 31, 2005	$6,848,557	$9,745,365	$(1,344,481)	$15,249,441

Exhibit E, page 5